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[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE


             THE RIGHTS OFFERING OF CAMPBELL RESOURCES IS POSTPONED

MONTREAL, OCTOBER 5, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces that since it was not able to give prior notice of the implementation of its rights offering to its shareholders within the time prescribed under the rules of the Toronto Stock Exchange, it is required to extend such rights offering to all its shareholders, including the subscribers of special warrants who became shareholders upon the automatic exercise of 125,000,000 Campbell special warrants on September 27, 2006.

The record date originally set for October 10, 2006 for the rights offering has consequently been postponed to a later date to be confirmed. The rights will commence trading on the Toronto Stock Exchange as soon as the necessary regulatory approvals have been obtained.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


FOR MORE INFORMATION:

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CAMPBELL RESOURCES INC.                           RENMARK FINANCIAL COMMUNICATIONS INC.
Andre Y. Fortier                                  Henri Perron: hperron@renmarkfinancial.com
President and Chief Executive Officer             Fabrizio Franco : ffranco@renmarkfinancial.com
afortier@campbellresources.com                    Tel.: (514) 939-3989
Tel.: (514) 875-9037                              Fax: (514) 939-3717
Fax: (514) 875-9764                               www.renmarkfinancial.com
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